Exhibit 99.1

HUB Security Announces that its Chief Financial Officer Has Stepped Down and Commences Search for Permanent CFO

Hugo Goldman will remain with the Company to ensure an orderly transition

Tel Aviv, Israel, – August 17, 2023 – HUB Security (NADSAQ: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”), today announced that Hugo Goldman, has stepped down from his position as Chief Financial Officer, effective immediately, to pursue other interests. Mr Goldman will remain employed with the Company until September 30, 2023 in an advisory capacity to ensure an effective transition of his duties. The Company has commenced an immediate global search for a new chief financial officer that is both highly qualified and a strategic fit. Lior Davidson, the Company’s VP of Finance, will serve as Interim CFO until a permanent replacement is hired.

Uzi Moskovich, Chief Executive Officer of HUB Security, stated “On behalf of everyone at HUB Security, I want to thank Hugo for his leadership and contributions to the Company as CFO. During his tenure, he was instrumental in strengthening our Finance Department and navigating HUB Security through the complex and challenging journey of becoming a Nasdaq listed company. We were fortunate to have a talented and experienced executive of Hugo’s caliber here to complete the intricate filing of our Annual Report on Form 20F, a testament to the dedication and expertise of Hugo and his finance team, notwithstanding the difficult period to get there. He leaves behind a proven team that will continue supporting the Company moving forward and we wish Hugo success in his future endeavors.”

Mr. Goldman stated “I am honored to have played an instrumental role on the leadership team that has driven HUB Security’s success during its transformation to a Nasdaq listed Company. As I embark on a new chapter, I remain confident that the Company is well positioned in the confidential computing arena with exciting long-term global growth opportunities. I am very grateful to the Company for the experiences and opportunities I have had during my tenure. I would also like to thank our dedicated finance team and our global associates for their hard work and faith in the vision of Hub Security. I look forward to contributing to a smooth transition and wish the Company all the best for the future.”

The Company plans to work expeditiously to report its first half results for the period ending June 30, 2023. Subsequently, the Company looks forward to holding a conference call to discuss historical events, current status, and go-forward outlook. Meanwhile, the Company continues its strategy, daily operations, and mission to disrupt the market with its confidential computing platform.

About HUB Cyber Security

HUB Security was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. The company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide. For more information, please visit https://hubsecurity.com/

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the outcome of any legal proceedings that may be instituted against HUB Security; (iii) the ability to meet stock exchange continued listing standards; (iv) the risk that the consummation of the business combination disrupts HUB Security’s current operations and future plans; (v) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vi) costs related to the transaction; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (x) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB Security; and (xi) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed in August 15, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Contact:

Marc P. Griffin

ICR, Inc for HUB Security

Marc.Griffin@ICRinc.com

Media Contact :

HUB Security

Gili Nizani

gili.nizani@hubsecurity.io